Exhibit (m)(27)

FINANCIAL INVESTORS TRUST

SEAFARER OVERSEAS GROWTH AND INCOME FUND

SHAREHOLDER SERVICES PLAN

(Investor Class)

This Shareholder Services Plan (the “Plan”) dated December 13, 2011 constitutes the shareholder services plan of the Investor Class shares (the “Investor Class Shares”) of the Seafarer Overseas Growth and Income Fund (the “Fund”), a series of the Financial Investors Trust (the “Trust”).

Section 1. The Fund is authorized to pay banks and their affiliates and other institutions, including broker-dealers and Fund affiliates (“Participating Organizations”) an aggregate fee in an amount not to exceed on an annual basis 0.15% for Investor Class Shares of the average daily net asset value of the Investor Class Shares of the Fund (the “Plan Fee”) attributable to or held in the name of a Participating Organization for its clients as compensation for providing service activities pursuant to an agreement with a Participating Organization.

Section 2. The Plan shall not take effect until it has been approved, together with any related agreements, by votes of the majority of both (a) the Trustees of the Trust, and (b) the Independent Trustees of the Trust, cast in person at a meeting called for the purpose of voting on the Plan or such agreement.

Section 3. The Plan shall continue in effect for a period beyond one year from the date hereof only so long as such continuance is specifically approved at least annually in the manner provided for approval of the Plan in Section 2.

Section 4. Any person authorized to direct the disposition of monies paid or payable by the Fund pursuant to the Plan or any related agreement shall provide to the Trustees of the Trust, and the Trustees shall review, at least quarterly, a written report of the amounts so expended.

Section 5. The Plan may be terminated as to the Investor Class Shares at any time, without any penalty, by a vote of the majority of the Trustees on 60 days’ notice.

Section 6. All agreements with any person relating to implementation of the Plan shall be in writing, and any agreements related to the Plan shall provide:

(a) That such agreement may be terminated at any time, without payment of any penalty, by vote of a majority of the Independent Trustees on not more than 60 days’ written notice to any other party to the agreement; and

(b) That such agreement shall terminate automatically in the event of its assignment.

Section 7. The Plan may not be amended to increase materially the amount of the Plan Fee permitted pursuant to Section 1 hereof, and no material amendments to the Plan shall be made, unless approved in the manner provided for approval of the Plan in Section 2.

Section 8. As used in the Plan, (a) the term “Independent Trustees” shall mean those Trustees of the Trust who are not interested persons of the Trust, and have no direct or indirect financial interest in the operation of the Plan or any agreements related to it, and (b) the terms “assignment” and “interested person” shall have the respective meanings specified in the Investment Company Act of 1940, as amended, and the rules and regulations thereunder, subject to such exemptions as may be granted by the Securities and Exchange Commission.

FINANCIAL INVESTORS TRUST

By:	/s/ Edmund J. Burke
Name:	Edmund J. Burke
Title:	President

Approved: December 13, 2011

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